UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERMOUNTAIN COMMUNITY BANCORP

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

45881M100

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

Copy to:

William J. Ruh

c/o Castle Creek Capital

6051 El Tordo

Rancho Santa Fe, CA 92067-1329

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45881M100

1.	Names of Reporting Persons. Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,576,802(1)(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,576,802(1)(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,802(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(3)

14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)  The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)  Castle Creek Capital Partners IV, LP also owns (i) 17,800,038 shares of non-voting common stock (the “Non-Voting Common Stock”) (1,855,298 of which were acquired pursuant to the Rights Offering Backstop and 15,944,740 of which were acquired when the Series B Preferred Stock previously owned by Castle Creek Capital Partners IV, LP automatically converted into Non-Voting Common Stock after approval by Intermountain’s shareholders of an amendment to Intermountain’s Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of common stock, no par value (“Common Stock”) in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 850,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share.

(3)  This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

CUSIP No. 45881M100

1.	Names of Reporting Persons. Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,576,802(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,576,802(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,802(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)  The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)  This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

CUSIP No. 45881M100

1.	Names of Reporting Persons. John M. Eggemeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,576,802(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,576,802(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,802(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(2)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)  The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)  This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

CUSIP No. 45881M100

1.	Names of Reporting Persons. William J. Ruh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,576,802(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,576,802(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,802(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(2)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)  The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

(2)  This calculation is based on 26,028,304 shares of common stock of Intermountain Community Bancorp, which includes 20,775,493 shares of common stock outstanding as of May 18, 2012 as reported in Intermountain’s Prospectus dated May 21, 2012, 3,549,130 shares of common stock to be sold to certain shareholders as reported in Intermountain’s Form 8-K filed May 23, 2012, 521,542, 722,152 and 62,796 shares of common stock purchased by Castle Creek Partners IV, L.P., Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P., respectively, on May 30, 2012 and, based on information provided by Intermountain Community Bancorp, 397,191 shares of common stock purchased by certain other investors pursuant to the Rights Offering Backstop on May 30, 2012.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by John Eggemeyer with the Securities and Exchange Commission on February 2, 2012 (the “Original Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

Item 3.                                                  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented to add the following information:

Pursuant to the Amended and Restated Securities Purchase Agreement, dated January 20, 2012 (the “Amended Purchase Agreement”), with Intermountain, Fund IV agreed that in the event the rights offering required by the Amended Purchase Agreement (the “Rights Offering”) was not fully subscribed, Fund IV would purchase shares of Common Stock and Non-Voting Common Stock representing its pro rata share of the unsubscribed shares of Common Stock (the “Rights Offering Backstop”).  On May 21, 2012, the offering period for the Rights Offering expired in accordance with its terms and on May 30, 2012, pursuant to the Rights Offering Backstop, Fund IV purchased from Intermountain 521,542 shares of Common Stock.  (Fund IV also purchased 1,855,298 shares of Non-Voting Common Stock.)  The funds used by Fund IV were obtained from working capital.

Item 4.                                                  Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented to add the following information:

Pursuant to the Amended and Restated Securities Purchase Agreement, Fund IV agreed that in the event the Rights Offering was not fully subscribed, it would purchase shares of Common Stock and Non-Voting Common Stock representing its pro rata share of the unsubscribed shares of Common Stock.  On May 21, 2012, the offering period for the Rights Offering expired in accordance with its terms and on May 30, 2012, pursuant to the Rights Offering Backstop, Fund IV purchased from Intermountain 521,542 shares of Common Stock.  (Fund IV also purchased 1,855,298 shares of Non-Voting Common Stock.)

Item 5.                                                  Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP (1)	2,576,802	9.9%	2,576,802	0	2,576,802	0
Castle Creek Capital IV LLC (2)	2,576,802	9.9%	2,576,802	0	2,576,802	0
John M. Eggemeyer (3)	2,576,802	9.9%	0	2,576,802	0	2,576,802
William J. Ruh (4)	2,576,802	9.9%	0	2,576,802	0	2,576,802

(1)  Castle Creek Capital Partners IV, LP also owns (i) 17,800,038 shares of non-voting common stock

(the “Non-Voting Common Stock”) (1,855,298 of which were acquired pursuant to the Rights Offering Backstop and 15,944,740 of which were acquired when the Series B Preferred Stock automatically converted into Non-Voting Common Stock after approval by Intermountain’s shareholders of an amendment to Intermountain’s Articles of Incorporation to authorize shares of Non-Voting Common Stock) which is convertible into an equal number of shares of common stock, no par value (“Common Stock”) in connection with certain transfers of such shares of Non-Voting Common Stock, and (ii) a warrant exercisable for 850,000 shares of Non-Voting Common Stock at the exercise price of $1.00 per share which is convertible into an equal number of shares of Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock.

(2)  CCC IV disclaims beneficial ownership of the Common Stock owned by Fund IV, except to the extent of its pecuniary interest therein.

(3)  Mr. Eggemeyer shares voting and dispositive power over the 2,576,802 shares beneficially owned by Fund IV with Mr. Ruh, due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Eggemeyer disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interests therein.

(4)  Mr. Ruh shares voting and dispositive power over the 2,576,802 shares owned by Fund IV with Mr. Eggemeyer, due to the fact that each is a managing principal of CCC IV, the sole general partner of Fund IV.  Mr. Ruh disclaims beneficial ownership of the Common Stock beneficially owned by CCC IV and Fund IV, respectively, except to the extent of his pecuniary interests therein.

(c)  Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of Intermountain.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Intermountain referred to in this Item 5.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2012

CASTLE CREEK CAPITAL PARTNERS IV, LP

	By:	CASTLE CREEK CAPITAL IV LLC, its general partner

By:	/s/ William J. Ruh
Name:	William J. Ruh
Title:	Managing Principal

CASTLE CREEK CAPITAL IV LLC

By:	/s/ William J. Ruh
Name:	William J. Ruh
Title:	Managing Principal

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

WILLIAM J. RUH

By:	/s/ William J. Ruh
Name:	William J. Ruh

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).